[Breyer & Associates PC Letterhead]

April 4, 2012

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:      Melissa Campbell Duru, Esquire
Special Counsel
Office of Mergers and Acquisitions

Re:          First Financial Northwest, Inc.  (SEC File No. 001-33652)
Amendment Number 1 to Preliminary Proxy Statement on Schedule 14A

Dear Ms. Duru:

On behalf of First Financial Northwest, Inc., Renton, Washington (“Company”), enclosed is a copy of Amendment Number 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”), which is being filed today via EDGAR.

The enclosed Proxy Statement has been marked to show all substantive changes from the  filing of the initial Preliminary Proxy Statement.  The revisions contained in the Proxy Statement were made primarily in response to comments received from the Securities and Exchange Commission (“SEC”).  The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of the Proxy Statement contains numbered references to each comment in the right margin.

General

Comment No. 1 - The Proxy Statement was filed today via EDGAR using the header tag PRER 14A.  The definitive proxy statement will be filed using the header tag DEFC 14A.

Comment No. 2 - The Proxy Statement has been revised in response to this comment to indicate that it is a preliminary copy.  See the cover of the of the marked Proxy Statement.

Comment No. 3 - The Proxy Statement has been revised in response to this comment to include information available as of the most reasonable practicable date.  The only blanks remaining relate to the meeting date, mailing date, the date through which communication with the Stilwell Group will be included in the Proxy Statement and the date by which shareholder proposals must be received for inclusion in next year’s proxy statement.  The Company is waiting to determine the meeting and mailing dates based on the timing of receiving additional comments from the SEC and regulatory guidance from the Federal Reserve.

Securities and Exchange Commission
April 4, 2012

       Comment No. 4 - The Proxy Statement has been updated in response to this comment to definitively indicate that the annual meeting solicitation is contested.  See the letter on the cover of the Proxy Statement, as well as pages 2, 3 and 10.

Comment No. 5 -  In response to this comment, the Proxy Statement now includes a chronology of the material contacts the Company has had with the Stilwell participants.  This description begins on page 11 of the Proxy Statement.

Vote Required to Approval Proposal 1: Election of Directors, page 3

Comment No. 6 - Page 3 of the Proxy Statement has been revised in response to this comment to clarify the effect of participation of the Stilwell participants and includes a summary of regulatory approvals needed for newly-elected directors.

Proposal 1: Election of Directors, page 6

Comment No. 7 - The duplicative disclosure regarding the votes required for proposals 2 and 3 has been removed.

Comment No. 8 - We confirm that if the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Miscellaneous, page 28

Comment No. 9 - The Proxy Statement has been updated to include the total expenditures to date in connection with the solicitation of shareholders pursuant to Item 4(b)(4) of Schedule 14A.  This disclosure appears on pages 34 and 35.

Comment No. 10 - The Company may issue press and news releases periodically during the solicitation window and those releases could be considered additional solicitation materials.  Company shareholders that hold their shares through brokers, banks or other custodians (in “street name”) will be permitted to view electronic versions of Company solicitation materials and vote by telephone or the Internet.  Furthermore, the proxy material forwarding agents of brokers, banks and other custodians are known to use email notifications to advise their clients of available electronic versions of solicitation materials and those emails could also be considered additional solicitation materials.

Comment No. 11 - We confirm that all written soliciting materials, including any emails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  We have also confirmed with the Company’s proxy solicitor, Regan & Associates, Inc., their understanding of this requirement.

Securities and Exchange Commission
April 4, 2012

               Comment No. 12 - We have confirmed with Regan & Associates, Inc. that they do not have any specific plans to utilize any internet chat rooms at this time for the Company’s solicitation effort.

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Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in reviewing the Proxy Statement, and request that the Staff direct any questions concerning the responses to the undersigned.

Sincerely,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1066
Enclosures
cc:           Victor Karpiak, Chairman, President and Chief Executive Officer